Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Privacore PCAAM Alternative Growth Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$0.00	0.0001531	$0.00
Fees Previously Paid	(1)	$2,940,546.00	0.0001531	$450.20

Total Transaction Valuation:		$2,940,546.00
Total Fees Due for Filing:				$450.20
Total Fees Previously Paid:				450.20
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $450.20 was paid in connection with the filing of the Schedule TO-I by Privacore PCAAM Alternative Growth Fund (File No. 005-94977) on April 30, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.